FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   [x]        Form 40-F    [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:      Yes   [  ]    No   [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2004

        “George Young”

GEORGE S. YOUNG

President, CEO

FORM 6K * 2004

Page # of 4

MAG Silver Corp.

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399      Fax: (604) 484-4710

NR 04-03
TSX-V: MAG	February 13, 2004

MAG SILVER COMMENCES ADVANCED GEOPHYSICS
AT JUANICIPIO EXTENSION

MAG Silver Corp. (TSX-V: MAG) announces the initiation of an extensive follow-up and orientation Natural Source Audio Magneto Tellurics (NSAMT) geophysical survey on its 100% owned Lagartos 1, 2, 3, and 4 Claims (totalling over 90,000 hectares) along the Fresnillo Trend in Central Zacatecas, Mexico. The survey is currently designed to include over 30 kilometres of survey lines oriented across the principal individual structures and associated alteration zones. The survey work commenced February 16, 2004 and drilling of drill targets identified by the geophysics work will follow in the second quarter of 2004.  The Fresnillo Trend (see MAG website www.magsilver.com for copy of maps) contains the Guanajuato, Zacatecas, and Fresnillo districts - historic billion-ounce silver producers, as well as a number of 200-750 million ounce silver producers.

The Fresnillo Trend also contains MAG Silver’s Juanicipio Property, where drilling in 2003 successfully encountered the western extension of the Fresnillo District (see News Releases of July 7, October 14, and November 13, 2003). Much of the land along the trend is covered by recent sediment cover, which has long hampered geologic understanding and exploration in the trend. However, MAG believes that the tools and concepts developed for Juanicipio can be successfully applied to exploration along the balance of the trend.

MAG Silver’s 2003 Juanicipio Project drilling program used a combination of field mapping and NSAMT geophysics to find high-grade silver-gold Fresnillo-style mineralization (up to 730 g/T Ag and 10.9 g/T Au) in structures related to the Fresnillo Trend. MAG’s work at Juanicipio demonstrated that certain alteration styles are related to silver-gold mineralization, and that NSAMT geophysics can be used to target mineralization with significant success. The drilling revealed several features that led to a complete re-evaluation of the scale of the Fresnillo District and an aggressive staking program leading to MAG’s acquiring 100% control of approximately 80 kilometres of strike length along the 120 kilometre portion of the Fresnillo Trend centered on the Fresnillo District.

Satellite image analysis and field geology reveals that the Fresnillo Trend is composed of several braided regional-scale faults that are first-order mineralization and alteration controls. Geologic field mapping in the Lagartos Claims has located several areas of alteration similar to those seen in Juanicipio, and an orientation NSAMT program run in late 2003 over covered ground along the north-western projection of specific structural strands revealed anomalies very similar to those successfully drilled in Juanicipio. The forthcoming NSAMT survey will have two thrusts: 1) To define drill targets by offsetting the north-western anomalies

FORM 6K * 2004

MAG Silver Corp.

 revealed in the 2003 orientation survey; and 2) To test the geophysical characteristics of several structures encountered in initial mapping elsewhere in the Lagartos Claims (both to the northwest and southeast of Fresnillo). Detailed offsetting to develop drill targets on anomalies developed by the 2004 orientation work will follow.

Work also continues to determine targets for Phase 2 drilling in MAG’s original Juanicipio Property.  Targets include: 1) Offsets of the best intercepts from Phase 1; 2) Refined targeting of major structures not adequately tested in Phase 1 (specifically the JI03-03 and 04 target structures); 3) Major structural intersections; and 4) Dilatent zones in major structures revealed by detailed mapping and structural analysis currently underway.  Surface mapping beyond the areas initially covered is also on-going to seek additional potentially mineralized structures in the Juanicipio area. Scouting of road access for these target areas is already well advanced, as is road permitting.

MAG President, George Young, said “We are very pleased with how well the exploration potential of the Fresnillo Trend is shaping up. We feel we have great holdings in the trend and are eager to test the tools we’ve developed at Juanicipio in the covered ground and alteration zones identified by our field crews.”

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this drilling and disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of four projects, other than Juanicipio, whereby he may receive additional shares.

In the work for MAG, Dr. Megaw has designed the drill holes and directed the work of project geologists who have logged and sampled the drill core under his control and supervision. The core has been split or sawn in half, with half retained for future reference. The sampled half is stored securely until picked up on-site by the laboratory directly from the geologist in charge. The samples reported here were assayed by standard Fire Assay and Atomic Absorption methods by BSI Inspectorate in their Reno, Nevada laboratory after preparation in their Durango, Mexico facilities. Sampling procedures include the insertion by MAG of blind duplicates and blanks into the sample stream for assay in addition to the lab's internal quality control standards. Selected significant gold and silver assays will be checked by another competent laboratory.

Readers are referred to the qualifying reports dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the projects and the programs underway.

About MAG Silver Corp.

MAG combines a seasoned management team with exploration targets major districts in the Mexican Silver Belt that are of interest at any conceivable silver price. MAG controls the Juanicipio and Lagartos properties described in the release dated January 6, 2004, covering 120,000 hectares in the famous Zacatecas/Fresnillo District.  The Juanicipio project lies 5 kilometres from the principal production headframe of the Fresnillo Mine, the largest producing silver mine in the world, and less than 3 kilometres from its westernmost underground workings.  Industrias Peñoles currently produce over 31 million ounces of silver annually from high-grade (23 oz/T Ag plus up to 0.1 oz/T Au) veins.  Production since 1560 is around 700 million ounces

FORM 6K * 2004

MAG Silver Corp.

of silver, with half of this coming since 1976 when the high-grade Santo Niño style veins currently being mined were found. Current silver reserves exceed 500 million ounces. Recent exploration by Peñoles has focused on tracing veins discovered in the last 6 years westward from the historic mining centre towards Juanicipio.  Peñoles has recently begun ramping up production to over 50 million ounces per year through exploitation of the San Carlos Vein, the biggest of their new western vein discoveries. MAG has completed its first round of drilling and has successfully demonstrated the extension of Fresnillo-style mineralization and grades onto the Juanicipio property (See News Releases of August 14, October 14, November 13, December 8 and December 19 2003). The Juanicipio and Lagartos properties are actively being explored for their potential to expand the Fresnillo District mineralization.

In addition, MAG also controls the Guigui project in the historic Santa Eulalia District of Chihuahua, Mexico. Santa Eulalia is the world’s largest known Carbonate Replacement Deposit and has produced nearly 500 million ounces of silver from ores averaging 350 g/T Ag, 8.2% Pb and 7.8% Zn. The known mineralization appears to zone towards a buried intrusive centre that has never been drilled. Drilling at Guigui commenced on October 20, 2003 and MAG will complete Hole 6 within approximately two weeks.

MAG also a 100% option interest in the Don Fippi Project, covering the historic Batopilas Mining District.  Batopilas produced some 300,000,000 ounces of silver from native-silver rich ores prior to its abrupt closure during the Mexican Revolution. Consolidated by MAG for the first time since the revolution, the Batopilas District contains numerous targets that will be tested with modern exploration techniques to delineate high-potential targets for drill testing on or adjacent to former producing structures. Underground work is currently underway at Batopilas.

MAG recently acquired three additional Carbonate Replacement Deposit properties that were the outgrowth of a very well funded regional generative program by a major during the 1990s exploration cycle. Adargas in southern Chihuahua will be drilled commencing in March of 2004. Geological and geophysical studies of the other two properties, Cinco de Mayo in northern Chihuahua, and Sierra de Ramirez in Durango, Mexico, will also begin in early 2004 with drilling slated for late 2004.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 6K * 2004

MAG Silver Corp.